                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                THE SANDS REGENT
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    800091100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David R. Wood
                                The Sands Regent
                             345 N. Arlington, Ave.
                               Reno, Nevada 89501
                                 (702) 348-2298
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 16, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Pete Cladianos, Jr.
                          SSN: ###-##-####
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

      (a)    Not
      (b)    Applicable

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions): Not Applicable (See Item 3)

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                          Not Applicable
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization:       Nevada, United States

      Number of                          7) Sole Voting Power:           *
      Shares Beneficially                8) Shared Voting Power:         *
      Owned by
      Each Reporting                     9) Sole Dispositive Power:      *
      Person With:                      10) Shared Dispositive Power:    *

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,075,084

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                          Not Applicable

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11):      23.9%*

--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions):        IN


---------------------
* 6,909 shares (0.0%) of The Sands Regent common stock are owned by a trust for the benefit of Bradley Cladianos. 98,228 shares (2.2%) of The Sands Regent common stock are owned by the Pete Cladianos, Jr., Living Trust dated 5-25-89. 366,286 shares (8.1%) of The Sands Regent common stock are owned by trusts for the benefit of Pete Cladianos, III. 355,500 shares (7.9%) of The Sands Regent common stock are owned by trusts for the benefit of Antonia Cladianos, II. 234,596 shares (5.2%) of The Sands Regent common stock are owned by trusts for the benefit of Leslie Cladianos. 13,565 shares (0.3%)of The Sands Regent common stock are owned by a trust For the benefit of Allison Cladianos. Pete Cladianos, Jr., is the sole trustee of each of the trusts listed above and possesses full investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.10 per share, of The Sands Regent (the "Company"), whose principal executive offices are located at 345 North Arlington Avenue, Reno, Nevada 89501.

Item 2.   Identity and Background.

          The person filing this statement is Pete Cladianos, Jr.; Pete Cladianos, Jr., trustee of the Pete Cladianos, Jr., Living Trust, dated May 25 1989; Pete Cladianos, Jr., trustee of a trusts for the benefit of Bradley Cladianos; Pete Cladianos, Jr., trustee of trusts for the benefit of Pete Cladianos, III; Pete Cladianos, Jr., trustee of trusts for the benefit of Antonia Cladianos; Pete Cladianos, Jr., trustee of trusts for the benefit of Allison Cladianos; Pete Cladianos, Jr., trustee of trusts for the benefit of Leslie Cladianos (collectively, the aforementioned trusts are referred to herein as the "Trusts").

          All shares reported herein were acquired by the Cladianos Family prior to the public registration of The Sands Regent in February 1985. The address of Pete Cladianos, Jr. and the Trusts is 345 North Arlington Avenue, Reno, Nevada 89501

          During the past five years, neither Pete Cladianos, Jr., nor the Trusts have been convicted in any criminal proceeding, nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Pete Cladianos, Jr., is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All common Shares owned, as reported herein, were received in exchange for shares of Common Stock of Zante, Inc., a wholly owned subsidiary of the Issuer. Such exchanges took place prior to the registration of the Common Stock of The Sands Regent under Section 12(g) of the Securities and Exchange Act of 1934, as amended.

          Subsequent to the above mentioned exchanges, various non-monetary transfers, primarily gifts, have taken place between Cladianos, family members and the Trusts.

Item 4.   Purpose of Transaction.

          Item 4 to the Schedule 13D is hereby amended in pertinent part as follows.

          Letter Agreement

          On June 27, 1997, as amended July 16, 1997, the Reporting Person entered into a Letter Agreement with Desert Golden Sun, LLC, a Nevada limited-liability company ("DGC"), and certain other shareholders of the Issuer whereby the Reporting Person agreed upon the happening of certain events and conditions to sell all of the 1,075,084 Common Shares beneficially owned by them to DGC. Information in Item 6 concerning the Letter Agreement is incorporated herein by reference. The Letter Agreement is filed as an exhibit pursuant to
Item 7.

Item 5.   Interest in Securities of the Issuer.

          As of the close of business on July 27, 1997, there were issued and outstanding 4,498,722 shares of common stock of the Company. As of July 27, 1997, the Trusts owned 1,075,084 of such shares, or 23.9% of those outstanding. Pete Cladianos, Jr., has the sole power to vote an dispose of the 1,075,084 Common Shares. Pete Cladianos, Jr., does not have any shared power to vote, direct the vote, dispose or direct the disposition of any other Common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On June 27, 1997, as amended July 16, 1997, the Reporting Person entered into a Letter Agreement with DGC and certain other shareholders of the Issuer. The Letter Agreement provides that DGC will purchase all of the outstanding Common shares of the Reporting Person and certain other shareholders of the Issuer upon the happening of certain events and conditions. The Letter Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1. Letter Agreement dated June 27, 1997, as amended July 16, 1997.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

July 29, 1997


                        /s/ Pete Cladianos, Jr.
                        ------------------------------------
                        Pete Cladianos, Jr. in his capacity as trustee of the Pete Cladianos, Jr., Living Trust, dated May 25 1989; trustee of a trust for the benefit of Bradley Cladianos; trustee of trusts for the benefit of Pete Cladianos, III; trustee of trusts for the benefit of Antonia Cladianos; trustee of trusts for the benefit of Allison Cladianos; trustee of trusts for the benefit of Leslie Cladianos



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    EXHIBIT 1
                                    ---------

                             Desert Golden Sun, LLC
                            1055 E. Tropicana Avenue
                                    Suite 200
                             Las Vegas, Nevada 89119

                                  June 27, 1997


Pete Cladianos, Jr.
345 North Arlington Avenue
Reno, Nevada 89501

Dear Pete:

          By execution of this letter agreement (this "Letter Agreement"), each of the undersigned shareholders (the "Shareholders") of The Sands Regent (the "Company") hereby irrevocably agrees to sell (the "Purchase") to Desert Golden Sun, LLC (the "Purchaser") the number of shares of common stock of the Company set forth opposite such Shareholder's name on Exhibit A annexed hereto, totaling 2,057,618 shares (collectively, the "Shares"), upon the terms and conditions set forth herein.

          1. CONSIDERATION FOR THE PURCHASE. As consideration for entering into this Letter Agreement, the Purchaser shall pay to the Shareholders an aggregate amount of $100.00. Within Five (5) days of the date of this Letter Agreement, the Purchaser shall place in escrow, upon terms mutually agreeable to the parties hereto, $499,900.00 (the "Escrow Amount"). The Purchaser shall have Twenty-One (21) days from the date of this Letter Agreement to commence proceeding for approval from all appropriate gaming authorities. The Purchaser shall have Ninety (90) days from the date of this Letter Agreement to negotiate with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company, to receive the Bank's approval of the consummation of the transaction outlined herein or to purchase the Company's debt from the bank. If the Purchaser does not reach agreement with the Bank, this Letter Agreement will terminate and the Escrow Amount will be returned to the Purchaser. The Shareholders will not be obligated to place the Shares in the escrow until (i) an agreement between the Bank and the Purchaser has been reached, or (ii) the Purchaser has placed the entire Purchase Price in escrow.

                    The Escrow Amount shall be immediately payable to the Shareholders, and credited toward the Purchase Price, if, on or before the Expiration Date, the Purchaser has received all requisite approvals from all applicable gaming and regulatory authorities

Pete Cladianos, Jr.
June 27, 1997
Page 9



                    with respect to the Purchase. The Escrow Amount shall be payable to the Shareholders if the Purchase is not consummated as a consequence of the Purchaser's breach of any representation, warrant or covenant set forth herein. The Escrow Amount shall not be payable to the Shareholders and it shall be refunded to the Purchaser by the Shareholders if previously distributed, if any approvals received from gaming authorities have been rescinded or cease to be in effect or if the Shareholders have breached any representation, warranty or covenant set forth herein. If the Bank rescinds its consent to the transaction contemplated hereby or fails to consummate the sale of the Company's debt to the Purchaser, then the Purchaser still has the obligation to proceed to consummate the purchase of the Stock.

          2. CLOSING. The Purchaser shall have until November 30, 1997 (the "Expiration Date") to consummate the Purchase (the "Closing"). The Purchaser shall notify the Shareholders of the date of Closing by written notice.

          3. PURCHASE PRICE. The Purchase shall be consummated upon payment by the Purchaser to the Shareholders of a total of $6,172,854 (i.e. $3.00 per Share) (the "Purchase Price") in cash at the Closing, inclusive of the Escrow Amount, pursuant to definitive agreements reasonably acceptable to the parties hereto. In addition, Purchaser agrees to compensate Shareholders for all of their costs and expenses associated with the Purchase, including attorneys fees, provided, however, that such costs and expenses shall not exceed $35,000.

          4. REPRESENTATIONS OF THE SHAREHOLDERS. Each of the Shareholders, jointly and severally, represents, warrants and covenants that as of the date hereof and through the Closing (i) each Shareholder owns and will own the Shares set forth opposite such Shareholder's name on Schedule A hereto free and clear of any lien or encumbrance, (ii) each Shareholder has and will have the authority to enter into the Letter Agreement and perform its obligations hereunder and (iii) this Letter Agreement is and will be enforceable against each Shareholder in accordance with its terms.

          5. REPRESENTATIONS OF THE PURCHASER. The Purchaser, and Shawn Scott individually, jointly and severally, represent, warrant and covenant that as of the date hereof through the Closing (i) Shawn Scott has and will have the authority to enter into the Letter Agreement on behalf of the Purchaser,
                    (ii) Purchaser has the authority to perform its obligations hereunder (iii) this Letter Agreement is and will be enforceable against Purchaser in accordance with its terms and (iv) the Shares will

Pete Cladianos, Jr.
June 27, 1997
Page 10



                    not be acquired by Purchaser with a view to the distribution thereof within the meaning of the Securities act of 1933, as amended.

          6.        DEFINITIVE DOCUMENTATION: BEST EFFORTS; CONTROL OF BOARD.
                    Each of the Shareholders jointly and severally agrees to cause the Company to make available to the Purchaser and its representatives, such information as the Purchaser may reasonably request. Except as may be required by applicable law or applicable regulatory or governmental authorities and regulations, non-public information thus obtained by the Purchaser will be treated as confidential and, if the Purchase is not consummated, all documents or copies thereof obtained by the Purchaser will be returned to the Company or the Shareholders. Each of the Shareholders jointly and severally agrees to use best efforts to enter into definitive documentation prior to the Expiration Date and to cooperate with the Purchaser and the applicable gaming and regulatory authorities in obtaining prior to the Expiration Date all requisite approvals from such authorities for the Purchase. The shareholders jointly and severally agree to use their best efforts to assist the Purchaser in gaining control of the Company's board of directors promptly after the Closing.

          7. OPERATION OF BUSINESS; NO OTHER SALE. After the date hereof and prior to the termination of the Letter Agreement, each of the Shareholders jointly and severally agrees to cause the Company to be operated in the ordinary course of business. The Shareholders jointly and severally agree that none of them will accept any other offer to obtain control of, or ownership or, all or any portion of the Shares prior to the Expiration Date.

          8. EMPLOYMENT AGREEMENTS. After the Closing, Pete Cladianos, Jr., and Pete Cladianos, III, have agreed to continue their employment with the Company. The basic terms for employment are set forth on Exhibit B which is attached to this Letter Agreement and made a part of it by this reference. Pete Cladianos, Jr., and Pete Cladianos, III, have agreed to be bound by the terms of those agreements. The parties will enter into formal employment agreements, the execution of which will be a condition of Closing.

          9. NO PURCHASE OF BANK DEBT. The Shareholders jointly and severally agree that they will not, directly or indirectly, purchase the Company's debt to the Bank.

          10. NO PUBLIC ANNOUNCEMENT. None of the Shareholders, on the one hand, or the Purchaser, on the other hand, will make any public statement or announcement with respect to the subject matter of this Letter Agreement without the prior approval of

Pete Cladianos, Jr.
June 27, 1997
Page 11


                    the other, except that in the event the parties are unable to agree on a public statement or announcement and legal counsel for a party is of the opinion that such statement or announcement is required by law, then such party may issue the legally required statement or announcement.

          11. TERMINATION. This Letter Agreement shall terminate if the Closing has not occurred by November 30, 1997 (the "Expiration Date") or as provided in Sections 1 above unless extended by mutual written agreement among the parties hereto.

          12. ENFORCEABILITY. The Shareholders' obligation to sell the Shares on the terms set forth in paragraph 3 shall be binding upon the Shareholders during the term of this Letter Agreement. This Letter Agreement is a binding and enforceable agreement between the parties hereto, and each party agrees not to institute or participate in any proceeding seeking to establish that this Letter Agreement does not constitute a binding and enforceable agreement. The representations, warranties and covenants herein shall survive the Closing. All parties shall be considered the draftsman of the Letter Agreement in any dispute where that issue is relevant.

          13. GOVERNING LAW. This Letter Agreement may be governed by the laws of the state of Nevada applicable to agreements made and to be performed entirely within such State.

          14. EXCLUSIVE JURISDICTION. It is agreed that the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, shall be the sole and exclusive forum for the resolution of any disputes arising among any of the parties to this Letter Agreement. In the event that any litigation commenced in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, is properly removable to a Federal Court under the laws of the United States of America, such removal shall take place if the legal basis for removal exists; provided, however, that the parties to this Letter Agreement agree that the exclusive venue of the Federal forum for the resolution of any disputes shall be the United States District Court for the District of Nevada, Northern Nevada Division, located in Reno, Nevada.

          15. COUNTERPARTS. This Letter Agreement may be executed in counterparts, each of which shall be an original, and all of which together shall constitute one and the same Letter Agreement.

          16. ATTORNEY'S FEES. If a legal action or other proceeding is brought for enforcement of the Letter Agreement because of an alleged dispute, breach, default, or

Pete Cladianos, Jr.
June 27, 1997
Page 12


                    misrepresentation in connection with any of the provisions of this Letter Agreement, the successful or prevailing party shall be entitled to recover reasonable attorney's fees and costs incurred, both before and after judgment, in addition to any other relief to which they may be entitled.

If this Letter Agreement accurately reflects our understanding, please so indicate by signing the original and duplicate of this letter and returning a fully executed copy to the undersigned.



                                       Very truly yours,

                                       Desert Golden Sun, LLC


                                       By:   /s/ Shawn Scott
                                          ---------------------------------
                                            Shawn Scott, Manager




  /s/ Pete Cladianos, Jr.                   /s/ Pete Cladianos, Jr.
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              PETE CLADIANOS, JR., Trustee of the
of the Pete Cladianos, Jr. Trust          Pete Cladianos, Jr. Trust
FBO Allison Cladianos                     FBO Leslie Cladianos


  /s/ Pete Cladianos, Jr.                   /s/ Katherene Johnson Latham
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              KATHERENE JOHNSON LATHAM, Trustee
of the Antonia Cladianos II Grantor       of the Katherene J. Latham 1988 Trust
Retained Annuity Trust                    (Living Trust)


  /s/ Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos, Jr. Trust          of the Deborah R. Lundgren 1986 Trust
FBO Antonia Cladianos II                  (Living Trust)


 /s/ Pete Cladianos, Jr.                     /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee

Pete Cladianos, Jr.
June 27, 1997
Page 13




of the Katherene Johnson Latham Trust     of the Gregory Kent Lundgren Trust
FBO Antonia Cladianos II

Pete Cladianos, Jr.
June 27, 1997
Page 14




  /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Second Amended                     of the Pete Cladianos, Jr. Trust
Antonia Cladianos II Trust                FBO Gregory K. Lundgren


  /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos III Grantor         of the Katherene Johnson Latham Trust
Retained Annuity Trust                    FBO Gregory K. Lundgren


  /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos Jr. Trust           of the Katherene R. Lundgren Trust
FBO Pete Cladianos III


  /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust     of the Pete Cladianos, Jr. Trust
FBO Pete Cladianos III                    FBO Katherene R. Lundgren


  /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Second Amended                     of the Katherene Johnson Latham Trust
Pete Cladianos III Trust                  FBO Katherene R. Lundgren


  /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
----------------------------------        ----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Custodian
of the Leslie Cladianos Grantor           for Katherene R. Lundgren under Nevada
Retained Annuity Trust                    Uniform Transfers to Minors Act

Pete Cladianos, Jr.
June 27, 1997
Page 15


  /s/ Pete Cladianos, Jr.                  /s/ Pete Cladianos, Jr.
----------------------------------      ----------------------------------
PETE CLADIANOS, JR., Trustee            PETE CLADIANOS, JR., Trustee
of the Katherene Johnson Latham Trust   of the Pete Cladianos, Jr. Living Trust
FBO  Leslie Cladianos


 /s/ Pete Cladianos, Jr.                   /s/ Pete Cladianos, III
----------------------------------        ----------------------------------
PETE CLADIANOS, JR.                       PETE CLADIANOS, III

                                   EXHIBIT "A"


Shareholder                                               Date of Trust                 Number of
-----------                                               -------------                 ---------
                                                                                         Shares
                                                                                         ------
Pete Cladianos, Jr. Trust FBO Allison                       12/09/91                      6,293
Cladianos, Pete Cladianos, Jr., Trustee

Antonia Cladianos II Grantor Retained                       08/13/93                    100,000
Annuity Trust, Pete Cladianos, Jr., Trustee

Pete Cladianos, Jr. Trust FBO Antonia
Cladianos II, Pete Cladianos, Jr., Trustee                  12/22/86                     17,013

Katherene Johnson Latham Trust FBO
Antonia Cladianos II, Pete Cladianos, Jr.,                  12/22/86                     10,567

Second Amended Antonia Cladianos II Trust
Pete Cladianos, Jr., Trustee                                02/22/87                    213,376

Pete Cladianos III Grantor Retained Annuity
Trust, Pete Cladianos, Jr., Trustee                         08/13/93                    100,000

Pete Cladianos, Jr. Trust FBO Pete
Cladianos III, Pete Cladianos, Jr., Trustee                 12/22/86                     17,013

Katherene Johnson Latham Trust FBO Pete
Cladianos III, Pete Cladianos, Jr., Trustee                 12/22/86                     10,567

Second Amended Pete Cladianos III Trust,
Pete Cladianos, Jr., Trustee                                02/19/87                    224,162

Leslie Cladianos Grantor Retained Annuity
Trust, Pete Cladianos, Jr., Trustee                         08/13/93                    200,000

Pete Cladianos, Jr. Trust FBO Leslie
Cladianos, Pete Cladianos, Jr., Trustee                     11/26/91                     17,103

Katherene Johnson Latham Trust FBO Leslie
Cladianos, Pete Cladianos, Jr., Trustee                     12/08/92                      2,949

Pete Cladianos, Jr. Living Trust, Pete
Cladianos, Jr., Trustee                                     05/25/89                     56,041

Katherene J. Latham 1988 Trust (Living
Trust), Katherene J. Latham, Trustee                        08/08/88                    345,674

Deborah R. Lundgren 1986 Trust (Living
Trust), Deborah R. Lundgren, Trustee                        09/03/86                    547,026

Gregory Kent Lundgren Trust Deborah R.
Lundgren, Trustee                                           03/29/93                     28,175

Pete Cladianos, Jr. Trust FBO Gregory K.
Lundgren, Deborah R. Lundgren, Trustee                      12/01/88                     10,659

Katherene Johnson Latham Trust FBO
Gregory K. Lundgren, Deborah R.
Lundgren, Trustee                                           12/01/88                      6,083

Katherene R. Lundgren Trust, Deborah R.
Lundgren, Trustee                                           03/29/93                     28,175

Pete Cladianos, Jr., Trust FBO Katherene R.
Lundgren, Deborah R. Lundgren, Trustee                      12/22/86                     10,659

Katherene Johnson Latham Trust FBO
Katherene R. Lundgren, Deborah R.
Lundgren, Trustee                                           12/22/86                      6,083
                                                                                     ----------

                                                                                      2,057,618
                                                                                     ==========

                                   EXHIBIT "B"


        The employment agreements would be structured as follows:

        Terms of agreements to be 72 months.

        For Pete Cladianos, Jr., compensation will be $20,000 per month for the first 36 months and $15,000 per month for the next 36 months. For Pete Cladianos, III, compensation will be $10,000 per month for the first 36 months and $15,000 for the next 36 months. These amounts will be adjusted annually to reflect changes in the Consumer Price Index.

        Both will receive:

        Company rental car provide through rental care agency for the term.

        Membership in Prospectors Club for the term.

        Membership in Montreux or similar comparable facility for the term.

        Health Insurance at a level comparable to current coverage for the term.

        Declining term life insurance in an amount equal to the remaining unpaid balance of the agreed salary for the term.

        Indemnity from the lawsuit regarding the Copa Casino from The Company.


        The agreements will be structured in a way that if Pete Cladianos, Jr., and Pete Cladianos, III, determine that it would be more advantageous to shift workload to one or the other of them, that compensation will be adjusted to take into account that determination.

        The agreements will not become effective until approved by the Company's board of directors. The buyer agrees to use his best efforts to secure approval of the board. In the event the agreements are disapproved or modified by the board of directors, Purchaser will make a payment to Pete Cladianos, Jr., and Pete Cladianos, III, equal to the value of the agreements outlined above, or, if the modified agreements are acceptable to Pete Cladianos Jr., and Pete Cladianos, III, in their sole discretion, the difference between the value of the agreements outlined above and the value of the modified agreements.

                             Desert Golden Sun, LLC
                            1055 E. Tropicana Avenue
                                    Suite 200
                             Las Vegas, Nevada 89119

                                  July 16, 1997

Pete Cladianos, Jr.
345 North Arlington Avenue
Reno, Nevada 89501

Dear Pete:

        By execution of this letter agreement amendment ("Amendment "), each of the undersigned shareholders (the "Shareholders") of The Sands Regent (the "Company") hereby agrees to amend the Letter Agreement dated June 27, 1997, between Desert Golden Sun, LLC (the "Purchaser") and the Shareholders (the "Letter Agreement"). Any capitalized words not defined herein will have the meaning ascribed to them in the Letter Agreement. Sections 1 and 6 of the Letter Agreement are amended in their entirety to read as follows:

        1. CONSIDERATION FOR THE PURCHASE. As consideration for entering into this Letter Agreement, the Purchaser shall pay to the Shareholders an aggregate amount of $100.00. Within Five (5) days of the date of this Letter Agreement, the Purchaser shall place in escrow, upon terms mutually agreeable to the parties hereto, $499,900.00 (the "Escrow Amount"). The Purchaser shall have Twenty-One (21) days from the date of this Letter Agreement to commence proceeding for approval from all appropriate gaming authorities.

                The purchaser shall have until the Closing to to negotiate with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company (the "Debt"), to receive the Bank's approval of the consummation of the Purchase or to purchase the Debt from the Bank. The Purchaser may also choose to attempt to reach an agreement with the Company to protect the Company from any action by the Bank to accelerate the maturity date of the Debt due to the Closing. If the Purchaser does not receive approval from the Bank and does not reach agreement with the Company, either the Shareholders or the Purchaser shall have the right to terminate this Agreement,

                The Escrow Amount shall be immediately payable to the Shareholders, and credited toward the Purchase Price, if, on or before the Expiration Date, the Purchaser has received all requisite approvals from all applicable gaming and regulatory authorities with respect to the Purchase. The Escrow Amount shall be payable to the Shareholders if the Purchase is not consummated as a consequence of the Purchaser's breach of any representation, warrant or covenant set forth herein. The Escrow Amount shall not be payable to the Shareholders and it shall be refunded to the Purchaser by the Shareholders if previously distributed, if any approvals received from gaming authorities have been rescinded or cease to be in effect or if the Shareholders have breached any representation, warranty

Pete Cladianos, Jr.
July 28, 1997
Page 20

                or covenant set forth herein, or if the Purchaser is not able to reach agreement with the Bank or the Company regarding the Debt as outlined in the above paragraph.

        6. DEFINITIVE DOCUMENTATION: BEST EFFORTS; CONTROL OF BOARD. Each of the Shareholders jointly and severally agrees to cause the Company to make available to the Purchaser and its representatives, such information as the Purchaser may reasonably request. Except as may be required by applicable law or applicable regulatory or governmental authorities and regulations, non-public information thus obtained by the Purchaser will be treated as confidential and, if the Purchase is not consummated, all documents or copies thereof obtained by the Purchaser will be returned to the Company or the Shareholders. Each of the Shareholders jointly and severally agrees to use best efforts to enter into definitive documentation prior to the Expiration Date and to cooperate with the Purchaser and the applicable gaming and regulatory authorities in obtaining prior to the Expiration Date all requisite approvals from such authorities for the Purchase. The shareholders jointly and severally agree to use their best efforts to assist the Purchaser in gaining control of the Company's board of directors promptly after the Closing. The Shareholders agree, prior to Closing, to take all actions within their power, to move the next annual meeting of the shareholders of the Company to as soon as is practicable after the Closing, and to ensure that a majority of the board of directors will be elected at that annual meeting.


        If this Amendment accurately reflects our understanding, please so indicate by signing the original and duplicate of this letter and returning a fully executed copy to the undersigned.


                                      Very truly yours,

                                      Desert Golden Sun, LLC



                                      By:   /s/ Shawn Scott
                                         ------------------------------------
                                           Shawn Scott, Manager





 /s/ Pete Cladianos, Jr.                     /s/ Pete Cladianos, Jr.
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              PETE CLADIANOS, JR., Trustee of the
of the Pete Cladianos, Jr. Trust          Pete Cladianos, Jr. Trust
FBO Allison Cladianos                     FBO Leslie Cladianos

Pete Cladianos, Jr.
July 28, 1997
Page 21



  /s/ Pete Cladianos, Jr.                   /s/ Katherene Johnson Latham
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              KATHERENE JOHNSON LATHAM, Trustee
of the Antonia Cladianos II Grantor       of the Katherene J. Latham 1988 Trust
Retained Annuity Trust                    (Living Trust)


  /s/ Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos, Jr. Trust          of the Deborah R. Lundgren 1986 Trust
FBO Antonia Cladianos II                  (Living Trust)


 /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust     of the Gregory Kent Lundgren Trust
FBO Antonia Cladianos II


 /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Second Amended                     of the Pete Cladianos, Jr. Trust
Antonia Cladianos II Trust                FBO Gregory K. Lundgren


 /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos III Grantor         of the Katherene Johnson Latham Trust
Retained Annuity Trust                    FBO Gregory K. Lundgren


 /s/ Pete Cladianos, Jr.                    /s/ Deborah R. Lundgren
-----------------------------------       -----------------------------------
PETE CLADIANOS, JR., Trustee              DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos Jr. Trust           of the Katherene R. Lundgren Trust
FBO Pete Cladianos III

 /s/ Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
-----------------------------------      -----------------------------------
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust    of the Pete Cladianos, Jr. Trust
FBO Pete Cladianos III                   FBO Katherene R. Lundgren


 /s/ Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
-----------------------------------      -----------------------------------
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Second Amended                    of the Katherene Johnson Latham Trust
Pete Cladianos III Trust                 FBO Katherene R. Lundgren


 /s/ Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
-----------------------------------      -----------------------------------
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Custodian
of the Leslie Cladianos Grantor          for Katherene R. Lundgren under Nevada
Retained Annuity Trust                   Uniform Transfers to Minors Act


 /s/ Pete Cladianos, Jr.                   /s/ Pete Cladianos, Jr.
-----------------------------------      -----------------------------------
PETE CLADIANOS, JR., Trustee             PETE CLADIANOS, JR., Trustee
of the Katherene Johnson Latham Trust    of the Pete Cladianos, Jr. Living Trust
FBO  Leslie Cladianos


 /s/ Pete Cladianos, Jr.                   /s/ Pete Cladianos, III
-----------------------------------      -----------------------------------
PETE CLADIANOS, JR.                      PETE CLADIANOS, III